pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces AGM Results and Project Update

Vancouver BC,  July 20, 2023:  Pacific Booker Minerals Inc (TSXV: BKM) (OTC Pink: PBMLF) held its Annual General Meeting on July 13, 2023 in the Company’s corporate office in Vancouver.  A total of 64 shareholders were represented in person or by proxy, representing 20.17% of the issued and outstanding shares.  All nominated directors were re-elected to the board and all resolutions passed with more than 89% of the voting “for” the resolutions.

The Company has released an open letter in a local newspaper in Burns Lake and in the Smithers news paper.  It may be seen on the Company's website at http://www.pacificbooker.com/property.htm.  The Open Letter is intended to provide some background information and an outline of some of the ideas proposed for discussion with the Lake Babine Nation ("LBN").  PBM has been requesting a meeting with the LBN to listen to their concerns and to provide them with information on the ideas PBM has proposed.  The LBN have refused to meet and continue to claim that the Morrison project will "destroy an environmentally and culturally sensitive part" of the territory, a statement that is not supported by the opinion of the scientific professionals that studied the project.  PBM will continue trying to arrange a meeting with the LBN.

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On Behalf of the Board of Directors

"John Plourde"

John Plourde

President/CEO & Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.